

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-Mail
Glen Corso
EVP General Counsel
NMI Holdings, Inc.
2100 Powell Street, 12th Floor
Emeryville, CA 94608

> **Re:** **NMI Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 21, 2013**
> **File No. 333-189507**

Dear Mr. Corso:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note there is no public market for your shares of common stock, although you intend to seek quotation on the Over-the-Counter Bulletin Board. As such, please specify on the cover page and in the "Plan of Distribution" section, as appropriate, the price, or a bona fide range, at which the common shares will be offered to the public and indicate that once the securities are quoted on the OTCBB, they will be sold at prevailing market prices or at negotiated prices.

Prospectus Cover Page

5. Please include your company name on the cover page of the prospectus as required by Item 501(b)(1) of Regulation S-K.

Company Overview, page 1

6. Please expand the discussion to indicate that as of March 31, 2013, you have not written any mortgage insurance.

Prospectus Summary—Risk Factors, page 4

7. Please expand you summary of risk factors to include a brief description of the following risks:
    •   That you have a history losses and expect to continue to incur losses; and
    •   That you and certain of your officers are defendants in the PMI lawsuit, which if you are unsuccessful in defending, could prevent you from obtaining the remaining required licenses, subject you to significant monetary damages, or result in the removal of the officers involved.

Risk Factors
"We are a recently formed development stage corporation…" page 10

8. Please revise the second sentence of the heading of this risk factor to clarify that you have no operating history on which investors or you may rely for purposes of projecting your future operations.

"If we are unable to enhance, augment and maintain our…" page 11

9. Please revise this risk factor to clarify that, as you state on page 52, you have determined that IMS cannot effectively support your business needs. In addition, please expand this

risk factor to describe the risk that, as you describe on page 99, your GSE Approval in conditioned on your having and maintaining a fully operational technology platform.

"We currently intend to perform a post-close underwriting review…" page 13

10. Please revise the heading and text of this risk factor to identify any additional risks of authorizing third-party lenders to bind insurance coverage on your behalf.

"NMIC is required to maintain minimum capital…" page 14

11. Please define "risk-in-force" the first time you use the term.

"We have reported net losses for the most recent year…" page 14

12. Please revise the heading and text of this risk factor to clarify that you have reported net losses since inception. In addition, due to its potential significance to investors, please move this risk factor up to the beginning of this section after "We are a recently formed development stage corporation…"

"The mortgage market is dominated by the largest mortgage originators…" page 15

13. Please revise your disclosure to specify the approximate number of mortgage originators that dominate the mortgage market that makes up your potential customer base.

"Estimating future losses and the timing of future losses…" page 18

14. Please expand this risk factor to describe the following risks:
   - That your lack of operating history adds to the speculative nature of your loss estimates; and
   - That you expect due the nature of your business that your losses will increase after the first two to three years of operations and that therefore your operating history will continue to be an unreliable indicator of future performance for at least the next few years.

"As a condition of obtaining approval from Freddie Mac…" page 19

15. Please expand this risk factor and revise the heading, as appropriate, to describe any other risks to your business posed by not being rated by a nationally recognized statistical rating organization, such as any impact on your ability to compete with other insurers who do have a rating.

"If we are unsuccessful in our efforts to attract, train and retain qualified personnel…page 19

16. Please expand this risk factor to identify any key personnel other than your management team.

"Changes in the business practices of the GSEs…" page 26

17. Please revise this risk factor to explain what you mean by "includes a target of $30 billion of unpaid principal balance in risk-sharing transactions."

"Our insurance subsidiary is subject to state insurance department…" page 27

18. Please combine this risk factor with or move it up to follow the risk factor on page 14 captioned "NMIC is required to maintain minimum capital…"

"We do not anticipate paying any dividends…" page 32

19. Please expand the discussion to state that:
    * you have not declared or paid dividends in the past;
    * you currently do not have earnings from which dividends may be paid; and
    * currently only appreciation in the price of your common stock, which may never occur, will provide a return to investors.

Our History, page 43

20. Please expand the discussion to provide a brief discussion of the development of MAC's business including the extent of its mortgage insurance operations.

Selected Financial Data, page 45

21. Please revise the consolidated statements of operations and statements of cash flows for the Predecessor, shown on pages 8-9, 46-47 and 61-62, to cover the periods from January 1, 2012 to April 24, 2012 and July 6, 2009 (inception) to April 24, 2012 or tell us the basis for your presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Operating Results
Start-up Operations—State Licensing, page 50

22. Please expand your disclosure to explain why you withdrew your application for a certificate of authority in Florida and when and/or under what circumstances you expect to resubmit your application.

In addition, please expand your disclosure to identify which remaining states require approval of your rates and/or policy forms before you may issue insurance policies in those states.

23. Please expand your discussion of the PMI lawsuit on page 51 and the related risk factor on page 23 captioned "We, as well as certain of our officers, are party to a lawsuit…" to identify the officers other than your chief executive officer and chief financial officer that are parties to the lawsuit whom you may be required to remove and replace in the event of an adverse outcome in the litigation.

Development of our IT Platform, page 52

24. Please expand your disclosure to specify the third party industry systems with which you believe you will need to connect and those with which you expect to be integrated by mid-2014.

Development of our Customer Base, page 53

25. Please revise your disclosure to explain what you mean by "substantial progress within each of the segments" here and "significant progress in engaging these lenders" in the related risk factor captioned "Our inability to timely attract and retain the largest mortgage originators…" on page 14.

New Business Writings, page 53

26. We note you have $150 thousand in risk-in-force as of May 31, 2013. Please expand the discussion to indicate the number of mortgage insurance policies this dollar amount represents.

Losses Incurred, page 55

27. Please expand the discussion to indicate the basis for the estimated frequency of claims and severity of loss.

Qualified Mortgage Rule, page 56

28. Please revise your disclosure here and on page 106 to explain what you mean by "Loans that are QM benefit from a statutory presumption from civil liability under the Dodd-Frank Act."

Competition with FHA, page 57

29. Please revise your disclosure to define "Ginnie Mae."

Liquidity and Capital Resources, page 59

30. Please revise your disclosure to explain what you mean by "leverage [your] fixed expenses" to improve you return on capital.

Share-Based Compensation, page 68

31. Expand your disclosure to state for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. Indicate how you determined the fair value of your common stock and whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

Business
Sales and Marketing and Competition—Sales and Marketing, page 85

32. Please revise your disclosure to specify how many of the 60 sales employees you have hired to date and when you expect to be fully staffed.

Investment Portfolio, page 97

33. Please revise your disclosure to identify the third-party investment management company that managed your portfolio.

Compensation
Summary Compensation Table, page 118

34. Please revise the introductory paragraph or the footnotes to the table to identify the individual whose employment status changed and the nature of the change. In addition, please explain why the equity awards to Mr. McCourt were forfeited.

Other Compensation Programs and Practices—Perquisites, page 122

35. Please disclose the flat dollar amount to be paid in lieu of perquisites to your named executive officers.

NMI Holdings, Inc.
Consolidated Financial Statements for the Period Ended March 31, 2013
Notes to Consolidated Financial Statements
9. Commitments and Contingencies, page F-16

36. Please disclose the capitalization, operational and reporting conditions, imposed by Fannie Mar and Freddie Mac in connection with their approval of NMIC as a qualified mortgage insurer.

14. Statutory Financial Information, page F-20

     37. Please provide the following disclosure or tell us why your believe that this disclosure is not required:
- Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.
- Disclose the amount of retained earnings that is restricted or free of restriction for payment of dividends to NMI Holdings, Inc. shareholders. Refer to Rule 4-08(e) (1) of Regulation S-X.
- Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2012 or tell us how your current disclosure meets the objective of Rule 4-08(e) (3) of Regulation S-X.

NMI Holdings, Inc.
Consolidated Financial Statements for the Year Ended December 31, 2012
Statement of Operations, page F-24

     38. Please present net loss per share on the statements of operations for all periods presented for NMI Holdings, Inc.

Notes to Consolidated Financial Statements
14. Statutory Financial Information, page F-40

     39. Please provide the following disclosure or tell us why your believe that this disclosure is not required:
- Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.
- Disclose the amount of retained earnings that is restricted or free of restriction for payment of dividends to NMI Holdings, Inc. shareholders. Refer to Rule 4-08(e) (1) of Regulation S-X.
- Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2012 or tell us how your current disclosure meets the objective of Rule 4-08(e) (3) of Regulation S-X.

Part II, Item 16. Exhibits and Financial Statement Schedules, page II-4

     40. Please file copies of the following agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K:
- Agreements with the GSEs reflecting the terms and conditions of your GSE Approval;
- Agreement with MAC Financial Ltd. to acquire MAC; and

- Stock purchase agreements or form thereof from your April 2012 financing

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        David E. Shapiro, Esq.
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019